UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gran Tierra Energy Inc.

(Name of Issuer)

____Common Stock, US$0.001 par value per share ___

(Title of Class of Securities)

___38500T101 __

(CUSIP Number)

Supriya Kapoor

2 Bloor Street East, Suite 3000

Toronto, Ontario M4W 1A8

(647) 724-8900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

__May 7, 2015__

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 38500T101	Page 2 of 54 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 27,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 27,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 9.74%
14.	Type of Reporting Person: CO, OO

SCHEDULE 13D

CUSIP No: 38500T101	Page 3 of 54 Pages

1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 27,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 27,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 9.74%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No: 38500T101	Page 4 of 54 Pages

1.	Names of Reporting Persons. GARY GUIDRY
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 27,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 27,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 9.74%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 38500T101	Page 5 of 54 Pages

1.	Names of Reporting Persons. RYAN ELLSON
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 27,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 27,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 9.74%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 38500T101	Page 6 of 54 Pages

1.	Names of Reporting Persons. JAMES EVANS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 27,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 27,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 9.74%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 38500T101	Page 7 of 54 Pages

1.	Names of Reporting Persons. LAWRENCE WEST
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 27,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 27,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 9.74%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 38500T101	Page 8 of 54 Pages

1.	Names of Reporting Persons. DULAT ZHURGENBAY
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 27,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 27,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 9.74%
14.	Type of Reporting Person: IN

Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed by West Face Capital Inc. (“West Face”), Gregory A. Boland, Gary Guidry, Ryan Ellson, James Evans, Lawrence West and Dulat Zhurgenbay, pursuant to §240.13d-2(a), to amend the Schedule 13D filed on April 21, 2015 (the “Initial Schedule 13D”) relating to the Common Stock, US$0.001 par value per share (the “Shares”), of Gran Tierra Energy Inc. (the “Company”), whose principal executive offices are located at 200, 150 13 Avenue S.W., Calgary, Alberta, Canada T2R 0V2. Except as set forth below, all Items of the Initial Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.            Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to add the following to the end thereof:

“On May 7, 2015, the Company entered into an agreement (the “Settlement Agreement”) with West Face SPV (Cayman) I L.P., a Cayman Islands exempted limited partnership (“West Face SPV”).

Pursuant to the Settlement Agreement, the Company and the Board agreed to immediately increase the size of the Board to eight (8) members and appoint Robert B. Hodgins, Peter Dey, Ronald Royal and David P. Smith (each, a “New Nominee”) to the Board. The Company will include each of the New Nominees on its slate for election as directors of the Company at the Company’s 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”), along with Gary S. Guidry, Brooke Wade, J. Scott Price (Messrs. Guidry, Wade and Price, together with the New Nominees, the “Company Nominees”) and a nominee mutually acceptable to the Company and West Face SPV (the “Board Nominee”), and none of Jeffrey J. Scott, Nicholas G. Kirton and Gerald Macey will stand for election at the 2015 Annual Meeting. Further, subject to certain conditions, Mr. Wade will be permitted to attend and participate in all meetings of the Board as an observer until the 2015 Annual Meeting.

The Settlement Agreement also provides that the 2015 Annual Meeting will be held no later than June 24, 2015, and that (i) the Company will recommend that the Company’s stockholders and holders of exchangeable shares of Gran Tierra Goldstrike Inc. and Gran Tierra Exchangeco Inc. vote in favor of the election of each of the Company Nominees and the Board Nominee, solicit proxies and voting direction forms for each of the Company Nominees and the Board Nominee, and cause all Company common stock represented by properly completed and executed proxies or voting direction forms granted to it, unless otherwise designated on such proxy, to be voted in favor of each of the Company Nominees and the Board Nominee and (ii) West Face SPV will vote or cause to be voted all Company common stock beneficially owned by it or its controlling or controlled affiliates and which it or such controlling or controlled affiliates are entitled to vote on the record date for the 2015 Annual Meeting in favor of each of the Company Nominees and the Board Nominee.

Pursuant to the Settlement Agreement, the Company and the Board also agreed to appoint Mr. Guidry as President and Chief Executive Officer of the Company, effective immediately, and that Mr. Scott will relinquish his title as Executive Chairman of the Board and become non-executive Chairman of the Board until the 2015 Annual Meeting.

The Company and West Face SPV also agreed to a mutual non-disparagement covenant which will be in effect for three years following the date of the Settlement Agreement, subject to certain exceptions.

Pursuant to a separate side letter agreement dated May 7, 2015 (the “Side Letter”), executed concurrently with the Settlement Agreement, the Company and West Face SPV agreed that the Company will reimburse West Face SPV for fifty percent of all reasonable, documented out-of-pocket fees and expenses (not to exceed USD$500,000) incurred by West Face SPV and its advisor West Face in connection with the submission of a notice of nomination, the preparation and filing of solicitation materials, the negotiation and preparation of the Settlement Agreement, and all matters related thereto.

A copy of the Settlement Agreement and the Side Letter are attached hereto as Exhibits J and K, respectively, and incorporated by reference herein. The foregoing descriptions of the Settlement Agreement and the Side Letter are qualified in their entirety by reference to the full text of the Settlement Agreement and the Side Letter, respectively.”

Item 5.            Interest in Securities of the Issuer

According to information filed on May 7, 2015 by the Company with the Securities and Exchange Commission in its quarterly report on Form 10-Q, as of May 1, 2015, the number of Shares outstanding was 277,210,589.

(a)	Each of the Reporting Persons may be deemed to be the beneficial owner of 27,000,000 Shares (approximately 9.74% of the total number of Shares outstanding).

(b)	Each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of the 27,000,000 Shares that they may be deemed to beneficially own as set forth above.

Item 6.            Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.            Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof.

Exhibit J:	Settlement Agreement
Exhibit K:	Side Letter (Expense Reimbursement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland

GARY GUIDRY

By:	/s/ Gary Guidry
Name:	Gary Guidry

RYAN ELLSON

By:	/s/ Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for Ryan Ellson

JAMES EVANS

By:	/s/ Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for James Evans

LAWRENCE WEST

By:	/s/ Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for Lawrence West

DULAT ZHURGENBAY

By:	/s/ Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for Dulat Zhurgenbay

May 7, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

Exhibit J

EXECUTION VERSION

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of May 7, 2015, by and between Gran Tierra Energy Inc., a Nevada corporation (the “Company”) and West Face SPV (Cayman) I L.P., a Cayman Islands exempted limited partnership (“West Face”) (each of the Company and West Face, a “Party” to this Agreement, and collectively, the “Parties”). In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.             Board Matters; 2015 Annual Meeting.

(a)                Concurrently with the execution of this Agreement, the Company and the board of directors of the Company (the “Board”) shall take any and all steps necessary to immediately increase the size of the Board to eight (8) members. The Nominating and Corporate Governance Committee of the Board has interviewed and recommended to the Board that it appoint each of Robert B. Hodgins, Peter Dey, Ronald Royal and David P. Smith (each, a “New Nominee”) to the Board and, concurrently with the execution of this Agreement, the Board shall appoint the New Nominees to the Board. The Company shall include each of the New Nominees on its slate for election as directors of the Company at the 2015 annual meeting of Company stockholders (the “2015 Annual Meeting”). It is understood and agreed that until the 2015 Annual Meeting Mr. Brooke Wade shall be permitted to attend and participate in all meetings of the Board as an observer, provided that Mr. Wade shall sign a confidentiality agreement and provided further that, as an observer, Mr. Wade shall be excused from any meeting or portion thereof if access to such information or attendance at such meeting would adversely affect the attorney-client privilege between the Company and its counsel.

(b)               None of Jeffrey J. Scott, Nicholas G. Kirton and Gerald Macey shall stand for reelection at the 2015 Annual Meeting and the Company shall nominate for election at the 2015 Annual Meeting only Gary S. Guidry, Brooke Wade, J. Scott Price, a nominee mutually acceptable to the Parties (the “Board Nominee”), and the New Nominees (Messrs. Guidry, Wade and Price, together with the New Nominees, the “Company Nominees”). West Face shall have an opportunity to review in advance the Company’s proxy statement to be filed in connection with the 2015 Annual Meeting and the Company shall in good faith consider any of West Face’s comments thereon.

(c)                The Company agrees that the 2015 Annual Meeting will be held no later than June 24, 2015. In connection with the 2015 Annual Meeting, (i) the Company will recommend that the Company’s stockholders and holders of the exchangeable shares of Gran Tierra Goldstrike Inc. and Gran Tierra Exchangeco Inc. vote in favor of the election of each of the Company Nominees and the Board Nominee, solicit proxies and voting direction forms for each of the Company Nominees and the Board Nominee, and cause all Company common stock represented by properly completed and executed proxies or voting direction forms granted to it (or any of its officers, directors or representatives), unless otherwise designated on such proxy, to be voted in favor of each of the Company Nominees and the Board Nominee and (ii) West Face will vote or cause to be voted all Company common stock beneficially owned by it or its controlling or controlled Affiliates and which it or such controlling or controlled Affiliates are entitled to vote on the record date for the 2015 Annual Meeting in favor of each of the Company Nominees and the Board Nominee.

(d)               The parties hereto acknowledge that, upon appointment to the Board, each of the New Nominees, Mr. Guidry and the Board Nominee will be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all directors of the Company; provided, however, Mr. Guidry will not be entitled to any compensation and fees payable to non-management members of the Board. It is understood and acknowledged that promptly following the execution and delivery of this Agreement, the Company will modify its existing indemnity agreements with each of Messrs. Macey, Price, Verne Johnson, Ray Antony, Duncan Nightingale, David Hardy and James Rozon in each case in the form attached hereto as Exhibit G (“Indemnity Agreement Amendment”). It is further understood and acknowledged that (i) promptly following the execution and delivery of this Agreement, the Company will enter into an indemnity agreement in a form approved by the Board with Mr. Guidry and each of the New Nominees and (ii) promptly following their election to the Board, the Company will enter into such indemnity agreement with each of Mr. Wade and the Board Nominee.

(e)                The authority to institute any action on behalf of the Company to enforce performance of this Agreement by West Face or any of the Company’s rights hereunder shall be vested in a majority of the members of the Board, excluding the New Nominees, Mr. Guidry and Mr. Wade.

(f)                The Company shall grant each New Nominee a stock option to purchase 85,000 shares of Company common stock with an exercise price equal to the fair market value of such shares as of the close of market on the third business day after the issuance of the Press Release (as defined below). Such grants will be subject to the same terms as the stock options granted to other non-employee directors. It is understood and agreed that no New Nominee will receive any additional stock options in connection with his election at the 2015 Annual Meeting.

2.             Management Matters.

(a)                Concurrently with the execution of this Agreement, Mr. Scott is relinquishing the title of Executive Chairman of the Board and becoming the non-executive Chairman of the Board until the 2015 Annual Meeting, pursuant to an amendment to his Employment Agreement dated February 2, 2015, in the form attached hereto as Exhibit A.

(b)               The Board has met with and interviewed Mr. Guidry for the position of President and Chief Executive Officer of the Company and has concluded that, concurrently with the execution of this Agreement, the Board will take any and all steps necessary to appoint Mr. Guidry as the President and Chief Executive Officer of the Company, effective immediately, and the Company shall employ Mr. Guidry, pursuant to the terms set forth on the term sheet (the “Term Sheet”) attached hereto as Exhibit B. It is understood and agreed that Mr. Guidry shall not receive any compensation for his service as President and Chief Executive Officer until such time as Mr. Guidry and the Compensation Committee of the Board have memorialized the terms of his employment agreement, which shall include the terms set forth on the Term Sheet, at which time he will receive compensation retroactive to the date of this Agreement.

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(c)                The Parties acknowledge and agree that, as Chief Executive Officer, Mr. Guidry will select and appoint a new executive management team, subject to approval by the Board. Notwithstanding the foregoing, Mr. Guidry will endeavor to retain as many of the current executives of the Company as possible, and it is expected that Mr. Guidry will retain each of Mr. Nightingale and Mr. Hardy as employees of the Company in executive positions to be mutually agreed. It is understood and acknowledged that, concurrently with the execution of this Agreement, Mr. Nightingale’s existing employment agreement is being modified in the form attached hereto as Exhibit C. It is understood and acknowledged that, concurrently with the execution of this Agreement, Mr. Hardy’s existing employment agreement is being modified in the form attached hereto as Exhibit D. It is further understood and acknowledged that, concurrently with the execution of this Agreement, the existing employment agreement between the Company and its current Chief Financial Officer, Mr. Rozon, is being modified in the form attached hereto as Exhibit E.

(d)               Non Disparagement. For a period of three (3) years following the date hereof, the Company and West Face shall each refrain from publicly making, and shall cause their respective Affiliates not to make, any public statement or announcement, including the filing or furnishing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist or analyst or the press or media (including social media) (or any private statement or comment to any investors, hedge funds, analysts, investment bankers, press or media that disparages or negatively comments upon the Company or any of its Affiliates or Associates or any of their respective officers or directors, including the Company’s corporate strategy, business, corporate activities, Board, former Board members or management or former management, or relates to and constitutes an ad hominem attack on, or that both relates to and otherwise disparages, impugns or is reasonably likely to damage the reputation of, the other Party. The foregoing shall not restrict any Person in connection with any litigation, or the ability of any Person to comply with any subpoena or other legal process, or respond to a request for information from any governmental authority with jurisdiction over the Person from whom information is sought.

3.             Representations and Warranties of the Company. The Company represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; (b) does not require the approval of the stockholders of the Company; (c) does not and will not violate any law, any order of any court or other agency of government; and (d) does not and will not violate the Company’s Certificate of Incorporation or Bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

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4.             Representations and Warranties of West Face. West Face represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of West Face, enforceable against it in accordance with its terms; (b) neither it nor any of its Affiliates has paid or will pay any compensation to any New Nominee, Mr. Guidry or other member of the Board in connection with such person’s service on the Board and (c) as of the date of this Agreement, (i) West Face, together with all of its Affiliates, beneficially owns an aggregate of 27,000,000 shares of Company common stock and (ii) except for such ownership, West Face does not, individually or in the aggregate with its Affiliates, have any other beneficial ownership of any Company securities.

5.             Press Release.

(a)                Promptly following the execution and delivery of this Agreement, the Parties shall issue a press release in the form attached hereto as Exhibit F (the “Press Release”). Neither the Company nor West Face nor any of their respective Affiliates or Associates shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party. The Company acknowledges that West Face intends to file this Agreement and the agreed upon Press Release as an exhibit to its Schedule 13D. The Company shall have an opportunity to review in advance any Schedule 13D filing made by West Face or its Affiliates with respect to this Agreement (but not, for the avoidance of doubt, any Schedule 13D filing made by West Face or its Affiliates for any other reason) and West Face shall have an opportunity to review in advance the Form 8-K filing to be made by the Company with respect to this Agreement.

(b)               Prior to the issuance of the Press Release, no Party shall meet with any Company stockholders or representatives of the press or make any outbound calls to Company stockholders or representatives of the press to discuss matters relating to the Company.

6.             Specific Performance. The Parties acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof (including a breach arising from the failure of the Board or any other Person to perform any obligation hereunder), (a) the non-breaching Party will be entitled to seek injunctive and other equitable relief, without proof of actual damages; (b) the breaching Party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching Party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching Party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

7.             Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

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8.             Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein, and all legal process in regard hereto, will be in writing and will be deemed validly given, made or served when delivered in person, by facsimile, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company:

Gran Tierra Energy Inc.
200, 150-13th Avenue S.W.
Calgary, Alberta T2R 0V2

Facsimile No.: (403) 265-3242

Attention: President and Chief Executive Officer

If to West Face:

West Face SPV (Cayman) I L.P.

c/o West Face Capital Inc.
2 Bloor Street East, Suite 3000
Toronto, ON N4W 1A8

Facsimile No: (647) 724-8910
Attention: Legal Group

9.             Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. Each Party (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal and state courts located in the State of Nevada; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. Each Party, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such Party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No Party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

10.             Certain Defined Terms. As used in this Agreement, the term (a) “Person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) “Affiliate” and “Associate” shall have the meanings set forth in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall include Persons who become Affiliates or Associates of any Person subsequent to the date of this Agreement; provided, however, that for purposes of Section 2(d) of this Agreement none of the Company or its subsidiaries shall be deemed an Affiliate of West Face and (c) “beneficially own”, “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rules 13d-3 and 13d-5(b)(1) promulgated under the Exchange Act and shall include any other economic exposure to Company common stock, including through any swap or other derivative transaction that gives a Person the economic equivalent of ownership of Company common stock, including, without limitation, notional number of shares subject to derivative agreements in the form of cash-settled swaps.

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11.             Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement constitutes the only agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party, except that West Face may assign its rights, but not its obligations, hereunder to West Face Long Term Opportunities Global Master L.P. Any purported transfer requiring consent without such consent shall be void. No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the Party affected thereby, and then only in the specific instance and for the specific purpose stated therein. Notwithstanding the foregoing, any amendment approved by the Company to be effective must be approved by the Board and must include the affirmative vote of a majority of the members of the Board, excluding the New Nominees, Mr. Guidry and Mr. Wade. Any waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other Person, and for the avoidance of doubt, the Parties acknowledge and agree that no employee of the Company shall be a third party beneficiary hereof.

12.             Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

[The remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

GRAN TIERRA ENERGY INC.

By:	/s/ James Rozon
Name: James Rozon
Title: Chief Financial Officer

WEST FACE SPV (CAYMAN) I L.P., by its adviser West Face Capital Inc.

By:	/s/ Thomas P. Dea
Name: Thomas P. Dea
Title: Partner, West Face Capital Inc.

[Signature Page to Agreement]

EXHIBIT A

[Amendment to Scott Employment Agreement]

AMENDMENT NO. 1 TO EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment No. 1, is made as of May __, 2015 (this “Amendment”), by and among Gran Tierra Energy Canada ULC, an Alberta corporation (“GTE ULC”) and Gran Tierra Energy Inc., a Nevada corporation (“Gran Tierra”) (GTE ULC and Gran Tierra are collectively referred to herein as, the “Company”) and Jeffrey Scott, a citizen of Canada with a residence in City of Calgary in the Province of Alberta (the “Executive” or “Mr. Scott”). The Company and Executive are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H :

Whereas, the Parties have previously entered into an Executive Employment Agreement, dated February 2, 2015 (the “Employment Agreement”), and capitalized terms used but not defined herein shall have the meaning set forth in the Employment Agreement;

Whereas, the Parties now desire to amend the Employment Agreement as set forth herein; and

Whereas, pursuant to Article 12 of the Employment Agreement, the Employment Agreement may be amended by execution of an instrument in writing signed by an officer of the Company and the Executive.

Now Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

1.	Amendment of Article 1. Article 1—Duties and Responsibilities—is hereby amended and restated in its entirety as follows:

Article 1—Resignation

Effective the date of this Amendment, Executive hereby resigns as the Executive Chairman of the Board of Directors of Gran Tierra, provided that the Board of Directors of Gran Tierra immediately appoints Mr. Scott as the Chairman of the Board until the 2015 annual meeting of Gran Tierra’s stockholders.

2.	Amendment of Articles 2-6. Articles 2 and 4-6 are hereby deleted in their entirety and Article 3 is hereby deleted effective June 24, 2015.

3.	Amendment of Article 7. Article 7 is hereby amended and restated in its entirety as follows:

Effective the date of this Agreement, all unvested stock options identified on Schedule A hereto shall vest immediately. Notwithstanding anything to the contrary contained in the 2007 Equity Incentive Plan, as amended, or any option agreement, subject to approval of the Toronto Stock Exchange, upon termination of Continuous Service by Mr. Scott, the post-termination exercise period of all stock options held by Mr. Scott to acquire common stock of Gran Tierra shall be the earlier of (i) one year from the date of termination of Mr. Scott’s Continuous Service (which term shall have the meaning ascribed to it in the 2007 Gran Tierra Energy Equity Incentive Plan), and (ii) the original expiration date of the term of the stock option being exercised. The Company shall in good faith use commercially reasonable efforts to obtain such approval from the Toronto Stock Exchange as soon as reasonably practicable following the execution of this Amendment.

4.	Amendment of Article 9. Article 9 is hereby deleted in its entirety.

5.	Amendment of Article 11. Article 11 is hereby deleted effective June 24, 2015.

6.	Amendment of Article 20. Article 20 is hereby deleted in its entirety.

7.	Miscellaneous.

a.	The Company shall reimburse Executive for the rental of a corporate apartment for a period of four months, which amount shall not exceed $15,200CDN.

b.	Except as specifically provided for in this Amendment, the terms of the Employment Agreement shall be unmodified and shall remain in full force and effect. In the event that any provision of this Amendment and the Agreement conflict, the provision of this Amendment shall govern.

c.	This Amendment will be effective upon the execution by the Parties.

d.	This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date set forth below, with an effective date as of May __, 2015.

GRAN TIERRA ENERGY INC., a Nevada corporation
Jeffrey Scott
By:
	Name:	Date:
Title:

Date:

GRAN TIERRA ENERGY CANADA ULC, an Alberta corporation

By:
Name:
Title:

Date:

2

Schedule A

[Unvested Stock Options]

Grant Date	Unvested Shares
May 8, 2013	18,333
February 28, 2014	66,667
March 15, 2015	400,000

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EXHIBIT B

[Term Sheet for Guidry Employment Agreement]

sUMMARY OF KEY TERMS OF Gary Guidry

Executive EMPLOYMENT Agreement

A.	Agreement

1.	Effective Date	8-May-15

2.	Term	No specified term.

3.	Position	President and Chief Executive Officer.

B.	Cash Compensation

1.	Base Salary	$400,000 CDN per year (subject to statutory deductions), subject to future increase (but not decrease) in the Board’s discretion.

2.	Annual Bonus Target	Maximum of 100% of Base Salary upon achieving all predefined personal and corporate goals.

Bonus shall be payable within sixty (60) days after the end of the fiscal year (but in no event later than March 15 of such following year), and will be based upon the Executive’s performance during the preceding year.

Must be employed through the date of determination of bonus amount to earn any bonus payment.
3	Vacation	5 weeks (25 days) paid vacation. (Entitled to carry over up total of 5 days unused vacation into subsequent year.)

4	Other Benefits	All other benefits on the same basis as provided to other senior executives (“benefits”).

C.	Equity Awards

1	Stock Options	600,000 shares, vesting 1/3 after each of one year, two years and three years from grant date. Five year term.

2	Restricted Stock Units	95,000 shares, vesting 1/3 after one year, two years and three years from grant date. Settled in cash or shares at Company’s option.

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D.	Termination

1	Involuntary Termination Without Cause (not including death or disability) or Voluntary Termination for Good Reason	Executive will be entitled to:

(1) Accrued Obligations (those obligations which have accrued up to the Executive’s last day of active service with the Company);

(2) cash severance equal to two years’ Total Cash Compensation (less statutory deductions) in a lump sum on the date that is thirty (30) days after the separation from service;

(3) the vested equity (options) will be exercisable for standard three month period in option agreement; and

(4) identified benefits.

“Total Cash Compensation” is defined as the annualized amount of Base Salary plus Bonus Payment for the prior 12-month period.

Definitions of “Cause” and “Good Reason” are provided on the attachment.

Certain other conditions will apply to be eligible to receive the separation benefits, including signing a release of claims agreement, resigning from all positions and returning company property.

2	Involuntary Termination for Cause or Voluntary Resignation without Good Reason	Executive will be entitled to the following:
(1) Accrued Obligations; and
(2) The vested equity (options) will be exercisable for standard three month period in option agreement.

F.	General	The Executive shall be employed at the Company’s location in Calgary, Alberta.

Travel: Executive shall be available for such business related travel as may be required for the purposes of carrying out the Executive’s duties and responsibilities. Executive shall be entitled to business class tickets for domestic or international flights with a duration of more than 1 hour. Executive will be entitled to choose suitable accommodations when travelling on Company business.

Company Policies: Executive is required to comply with, and upon request certify compliance with, all Company policies, including Code of Business Conduct and Ethics, FCPA Policy, Disclosure Policy, Insider Trading Policy (some of which are available at www.grantierra.com ) – review each one carefully.

Executive will be required to faithfully serve the Company and devote full time and attention to the business and affairs of the Company and the performance of Executive’s duties and responsibilities.

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Executive cannot engage in any other business, profession or occupation which would conflict with the performance of his duties and responsibilities under this Agreement, either directly or indirectly, including accepting any appointment to the board of directors of another company without the prior written consent of the Board. The Executive may continue to serve on boards of directors identified to the board (publicly traded Africa Oil Corp., ShaMaran Petroleum Corp. and private Bukit Energy Corp.) provided that the Executive’s primary focus will be his duties and responsibilities for the Company.

Executive will not engage in any practice or business in competition with the business of Gran Tierra or any of its Member Companies. Executive will agree that Executive’s fiduciary duties will survive the termination, for any reason, of the Employment Agreement or any obligation of the Executive to provide any services to the Company.

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DEFINITIONS

“Cause” is defined as any of the following:

(a)	participation in a fraud against the Company;

(b)	participation in an act of dishonesty against the Company intended to result in your personal enrichment;

(c)	willful material breach of the Company’s written policies;

(d)	intentional significant damage to the Company’s property by you;

(e)	material breach of this Agreement; or

(f)	conduct by you that, in the good faith and reasonable determination of the Board, demonstrates gross unfitness to serve provided that in such event, the Company shall provide notice to you describing the nature of the gross unfitness and you shall thereafter have ten (10) days to cure such gross unfitness if such gross unfitness is capable of being cured.

“Good Reason” is defined as the occurrence of any of the following without the Executive’s express written consent:

(a)	an adverse change in the Executive’s position, titles, duties (including any position or duties as a director of the Company) or responsibilities (including new, additional or changed formal or informal reporting responsibilities) or any failure to re-elect or re-appoint him to any such positions, titles, duties or offices, except in connection with the termination of his employment for Cause;

(b)	a reduction by the Company of the Executive’s Base Salary except to the extent that the annual base salaries of all other executive officers of the Company are similarly reduced or any change in the basis upon which the Executive’s annual compensation is determined or paid if the change is or will be adverse to the Executive except that an award of annual performance bonuses by the Company’s Compensation Committee (and approved by the Board of Directors) are discretionary and in no instance shall be considered adverse to Executive if such performance bonus is reduced from a prior year or if an annual performance bonus is not paid;

(c)	a Change in Control (as defined below) of the Company occurs; or

(d)	any breach by the Company of any material provision of the Agreement.

“Change in Control” is defined as:

(a)	a dissolution, liquidation or sale of all or substantially all of the assets of the Company;

(b)	a merger or consolidation in which the Company is not the surviving corporation;

(c)	a reverse merger in which the Company is the surviving corporation but the shares of the Company’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

(d)	the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or any affiliate of the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors.

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EXHIBIT C

[Amendment to Nightingale Employment Agreement]

AMENDMENT NO. 2 TO EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment No. 2 to Executive Employment Agreement, is made as of May __, 2015 (this “Amendment”), by and among Gran Tierra Energy Inc., a Nevada corporation (“Gran Tierra”), Gran Tierra Energy Canada ULC, an Alberta corporation (“GTE ULC”) (Gran Tierra and GTE ULC are collectively referred to herein as the “Company”) and Duncan Nightingale, a citizen of Canada with a residence in City of Calgary in the Province of Alberta (the “Executive”). The Company and Executive are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H :

Whereas, the Parties are party to an Executive Employment Agreement, dated as of July 31, 2014, as amended by the amendment thereto dated February 19, 2015 (as so amended, the “Employment Agreement”);

Whereas, the Parties now desire to amend the Employment Agreement as set forth herein; and

Whereas, pursuant to Article 11 of the Employment Agreement, the Employment Agreement may be amended by execution of an instrument in writing signed by the Parties.

Now Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows (capitalized terms used but not defined herein shall have the meaning set forth in the Employment Agreement):

1.	Amendment of Article 1, Section 1.1. Article 1—Duties and Responsibilities—Position, of the Employment Agreement is hereby amended and restated to read in its entirety as follows (and Schedule A referred to therein is removed from the Employment Agreement):

Effective on the effective date of this Amendment, the Executive ceases to be Interim Chief Executive Officer of Gran Tierra and is appointed to the position of Executive Vice President of Gran Tierra. The Executive will report to the President and Chief Executive Officer of Gran Tierra. The parties agree that the relationship between the Company and the Executive created by this Agreement is that of employer and employee.

2.	Amendment of Article 1, Section 1.3. Article 1—Duties and Responsibilities—Reassignment, of the Employment Agreement is hereby deleted in its entirety; provided, however, that the definition of “Member Company” and “Member Companies” as set forth therein is retained.

3.	Amendment of Article 2 Article 2—Base Salary, of the Emplovyment Agreement is hereby amended and restated to read in its entirety as follows:

The Executive will be paid an annual salary in the amount to be determined by the Board or the Compensation Committee thereof, in an amount not less than the Executive’s base salary in effect immediately prior to the entering into of this Amendment, in Canadian currency, subject to applicable statutory deductions (the “Base Salary”). The Executive’s Base Salary will be payable in accordance with Company practices and procedures as they may exist from time to time. Base Salary will be reviewed and may be increased on an annual basis by the Company.

4.	Amendment of Article 3. Article 3—Bonus, of the Employment Agreement is hereby amended and restated to read in its entirety as follows:

ARTICLE 3

BONUSES AND EQUITY AWARDS

3.1 Bonus Eligibility

The Executive shall be eligible to receive an annual bonus payment in addition to Base Salary and other compensation for each year of the Executive’s employment (the “Bonus”) as determined by the Compensation Committee of the Board of Directors of Gran Tierra (the “Board”) from time to time, the annual bonus target of which shall not be less than the Executive’s annual bonus target on the date of this Amendment.

3.2 Bonus Payment

The Bonus shall be payable within sixty (60) days of the end of the fiscal year, and will be based upon the Executive’s performance during the preceding year.

3.3 Retention Bonus Payment

The Executive shall be paid a retention bonus of $150,000 (the “Retention Bonus”) if (A) the Executive does not terminate his employment with the Company prior to the date six months from the date of this Amendment, or (B) the Company terminates the Executive’s employment with the Company, or materially breaches the terms of this Agreement, prior to the date six months from the date of this Amendment. The Retention Bonus shall be payable promptly following the date upon which it is earned.

3.4 Vesting of Equity Awards

The vesting of all stock options and restricted stock units held by the Executive to acquire common stock of Gran Tierra then outstanding shall accelerate in full on the earlier to occur, if any, of (A) the date one year from the date of this Amendment, provided the Executive has been in continuous employment with the Company through such date, (B) the date the Company terminates the Executive’s employment with the Company, or (C) the date the Executive terminates his employment with the Company for Good Reason (as defined in Schedule A hereto).

3.5  Post-termination Exercise Periods of Equity Awards

Subject to approval of the Toronto Stock Exchange, upon termination of the Executive’s employment with the Company, the post-termination exercise period of all stock options held by the Executive to acquire common stock of Gran Tierra shall be the earlier of (i) one year from the date of termination of the Executive’s Continuous Service (which term shall have the meaning ascribed to it in the 2007 Gran Tierra Energy Equity Incentive Plan), and (ii) the original expiration date of the term of the stock option being exercised. The Company shall in good faith use commercially reasonable efforts to obtain such approval from the Toronto Stock Exchange as soon as reasonably practicable following the execution of this Amendment.

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5.	Amendment of Article 8. Article 8—Termination of Employment, of the Employment Agreement is hereby amended and restated in its entirety as follows:

 ARTICLE 8

TERMINATION OF EMPLOYMENT

9.1 Termination of Employment

This Agreement and the Executive’s employment with the Company may be terminated, by the Company with or without cause and without the Company being obligated to provide the Executive with advance notice of termination or pay in lieu of such notice, by the Executive, for any reason or for no reason, without the Executive being obligated to provide the Company with advance notice of termination, whether under contract, statute, common law or otherwise. Upon termination of the Executive’s employment with the Company, whether by the Company, by the Executive (including, without limitation, termination for Good Reason) or by death or permanent disability of the Executive, the Company shall provide the Executive a separation package (the “Separation Package”) equal to the greater of (A) two times Base Salary and Bonus paid and payable to the Executive during the twelve (12) month period prior to such termination, and (B) CDN$1,039,200. The Severance Package is in addition to the benefits provided to the Executive in Article 3. The Separation Package shall be payable in a lump sum within thirty (30) days of termination.

6.	Miscellaneous.

a.	Except as specifically provided for in this Amendment, the terms of the Employment Agreement shall be unmodified and shall remain in full force and effect. In the event that any provision of this Amendment and the Agreement conflict, the provision of this Amendment shall govern.

b.	This Amendment will be effective upon the execution by the Parties.

c.	This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

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IN WITNESS WHEREOF the Parties have executed this Amendment as of the last date set forth below, with an effective date as of May __, 2015.

GRAN TIERRA ENERGY INC., a Nevada corporation
Duncan Nightingale
By:
	Name:	Date:
Title:

Date:

GRAN TIERRA ENERGY CANADA ULC, an Alberta corporation

By:
Name:
Title:

Date:

4

Schedule A – Definitions

“Cause” is defined as any of the following:

(a)	participation in a fraud or dishonesty against the Company;

(b)	participation in an act of dishonesty against the Company intended to result in your personal enrichment;

(c)	the intentional making by the Executive or any member of the Executive’s family of any material personal profit at the expense of the Company without the prior written consent of the Company;

(d)	willful material breach by the Executive of a provision of this Agreement or of the Company Policies (as defined in Article 17);

(e)	intentional significant damage to the Company’s property by the Executive;

(f)	conduct by you that, in the good faith and reasonable determination of the Board, demonstrates gross unfitness to serve provided that in such event, the Company shall provide notice to you describing the nature of the gross unfitness and you shall thereafter have ten (10) days to cure such gross unfitness if such gross unfitness is capable of being cured.

The Company may not terminate your employment for Cause unless and until you receive a copy of a resolution duly adopted by the affirmative vote of at least a majority of the Board finding that in the good faith opinion of the Board that “Cause” exists and specifying the particulars thereof in reasonable detail.

“Good Reason” is defined as the occurrence of any of the following without the Executive’s express written consent:

(a)	an adverse change in the Executive’s position, titles, duties or responsibilities (including new, additional or changed formal or informal reporting responsibilities) or any failure to re-elect or re-appoint him to any such positions, titles, duties or offices, in each case as in effect as of the date one month from the date of this Amendment (or the date of this Amendment in the case of a change in the Executive’s position, titles, duties or responsibilities that includes a change in the location at which the Executive is to perform such duties or responsibilities), except in connection with the termination of his employment for Cause;

(b)	a reduction by the Company of the Executive’s Base Salary except to the extent that the annual base salaries of all other executive officers of the Company are similarly reduced or any change in the basis upon which the Executive’s annual compensation is determined or paid if the change is or will be adverse to the Executive except that an award of any annual performance bonuses (including the Bonus) by the Company’s Compensation Committee (and approved by the Board) are discretionary and in no instance shall be considered adverse to Executive if such performance bonus is reduced from a prior year or if an annual performance bonus is not paid;

(c)	a Change in Control (as defined below) of the Company occurs; or

(d)	any breach by the Company of any material provision of this Agreement.

A “Change in Control” is defined as:

(a)	a dissolution, liquidation or sale of all or substantially all of the assets of the Company;

(b)	a merger or consolidation in which the Company is not the surviving corporation;

(c)	a reverse merger in which the Company is the surviving corporation but the shares of the Company’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

(d)	the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or any affiliate of the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors.

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EXHIBIT D

[Amendment to Hardy Employment Agreement]

AMENDMENT NO. 2 TO EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment No. 2 to Executive Employment Agreement, is made as of May __, 2015 (this “Amendment”), by and among Gran Tierra Energy Inc., a Nevada corporation (“Gran Tierra”), Gran Tierra Energy Canada ULC, an Alberta corporation (“GTE ULC”) (Gran Tierra and GTE ULC are collectively referred to herein as the “Company”) and David Hardy, a citizen of Canada with a residence in City of Calgary in the Province of Alberta (the “Executive”). The Company and Executive are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H :

Whereas, the Parties are party to an Executive Employment Agreement, dated as of March 1, 2010, as amended by the Amendment thereto dated May 2, 2012 (as so amended, the “Employment Agreement”);

Whereas, the Parties now desire to amend the Employment Agreement as set forth herein; and

Whereas, pursuant to Article 11 of the Employment Agreement, the Employment Agreement may be amended by execution of an instrument in writing signed by the Parties.

Now Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows (capitalized terms used but not defined herein shall have the meaning set forth in the Employment Agreement):

1.	Amendment of Article 1, Section 1.3. Article 1—Duties and Responsibilities—Reassignment, of the Employment Agreement is hereby amended to add to the end of such section the following sentence:

The foregoing notwithstanding, the Company shall be entitled to change the Executive’s duties and responsibilities within the first month following the date of this Amendment without breach of this Agreement; provided, however, that the right of the Company to so change the Executive’s duties and responsibilities shall not prevent the Executive from being able to terminate his employment with the Company for Good Reason.

2.	Amendment of Article 3 Article 3—Base Salary, of the Employment Agreement is hereby amended by amending and restating the first sentence thereto to read in its entirety as follows:

The Executive will be paid an annual salary in the amount to be determined by the Board or the Compensation Committee thereof, in an amount not less than the Executive’s base salary in effect immediately prior to the entering into of this Amendment, in Canadian currency, subject to applicable statutory deductions (the “Base Salary”).

3.	Amendment of Article 4 Article 4—Bonus, of the Employment Agreement is hereby amended and restated to read in its entirety as follows:

ARTICLE 4

BONUSES AND EQUITY AWARDS

4.1 Bonus Eligibility

The Executive shall be eligible to receive an annual bonus payment in addition to Base Salary and other compensation for each year of the Executive’s employment (the “Bonus”) as determined by the Company from time to time, the annual bonus target of which shall not be less than the Executive’s annual bonus target on the date of this Amendment.

4.2 Bonus Payment

The Bonus shall be payable within sixty (60) days of the end of the fiscal year, and will be based upon the Executive’s performance during the preceding year.

4.3 Vesting of Equity Awards

The vesting of all stock options and restricted stock units held by the Executive to acquire common stock of Gran Tierra then outstanding shall accelerate in full on the earlier to occur, if any, of (A) the date one year from the date of this Amendment, provided the Executive has been in continuous employment with the Company through such date, (B) the date the Company terminates the Executive’s employment with the Company, or (C) the date the Executive terminates his employment with the Company for Good Reason (as defined in Schedule A hereto).

4.4  Post-termination Exercise Periods of Equity Awards

Subject to approval of the Toronto Stock Exchange, upon termination of the Executive’s employment with the Company, the post-termination exercise period of all stock options held by the Executive to acquire common stock of Gran Tierra shall be the earlier of (i) one year from the date of termination of the Executive’s Continuous Service (which term shall have the meaning ascribed to it in the 2007 Gran Tierra Energy Equity Incentive Plan), and (ii) the original expiration date of the term of the stock option being exercised. The Company shall in good faith use commercially reasonable efforts to obtain such approval from the Toronto Stock Exchange as soon as reasonably practicable following the execution of this Amendment.

4.	Amendment of Article 9. Article 9—Termination of Employment, is hereby amended and restated to read in its entirety as follows:

ARTICLE 9

TERMINATION OF EMPLOYMENT

9.1 Termination of Employment

This Agreement and the Executive’s employment with the Company may be terminated, by the Company with or without cause and without the Company being obligated to provide the Executive with advance notice of termination or pay in lieu of such notice, by the Executive, for any reason or for no reason, without the Executive being obligated to provide the Company with advance notice of termination, whether under contract, statute, common law or otherwise. Upon termination of the Executive’s employment with the Company, whether by the Company, by the Executive (including, without limitation, termination for Good Reason) or by death or permanent disability of the Executive, the Company shall provide the Executive a separation package (the “Separation Package”) equal to the greater of (A) 1.5 times Base Salary and Bonus paid and payable to the Executive during the twelve (12) month period prior to such termination, and (B) CDN$660,000. The Severance Package is in addition to the benefits provided to the Executive in Article 3. The Separation Package shall be payable in a lump sum within thirty (30) days of termination.

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5.	Miscellaneous.

a.	Except as specifically provided for in this Amendment, the terms of the Employment Agreement shall be unmodified and shall remain in full force and effect. In the event that any provision of this Amendment and the Agreement conflict, the provision of this Amendment shall govern.

b.	This Amendment will be effective upon the execution by the Parties.

c.	This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Parties have executed this Amendment as of the last date set forth below, with an effective date as of May __, 2015.

GRAN TIERRA ENERGY INC., a Nevada corporation
David Hardy
By:
	Name:	Date:
Title:

Date:

GRAN TIERRA ENERGY CANADA ULC, an Alberta corporation

By:
Name:
Title:

Date:

3

Schedule A – Definitions

“Cause” is defined as any of the following:

(a)	participation in a fraud or dishonesty against the Company;

(b)	participation in an act of dishonesty against the Company intended to result in your personal enrichment;

(c)	the intentional making by the Executive or any member of the Executive’s family of any material personal profit at the expense of the Company without the prior written consent of the Company;

(d)	willful material breach by the Executive of a provision of this Agreement or of the Company’s written policies;

(e)	intentional significant damage to the Company’s property by the Executive;

(f)	conduct by you that, in the good faith and reasonable determination of the Board, demonstrates gross unfitness to serve provided that in such event, the Company shall provide notice to you describing the nature of the gross unfitness and you shall thereafter have ten (10) days to cure such gross unfitness if such gross unfitness is capable of being cured.

The Company may not terminate your employment for Cause unless and until you receive a copy of a resolution duly adopted by the affirmative vote of at least a majority of the Board finding that in the good faith opinion of the Board that “Cause” exists and specifying the particulars thereof in reasonable detail.

“Good Reason” is defined as the occurrence of any of the following without the Executive’s express written consent:

(a)	an adverse change in the Executive’s position, titles, duties or responsibilities (including new, additional or changed formal or informal reporting responsibilities) or any failure to re-elect or re-appoint him to any such positions, titles, duties or offices, in each case as in effect as of the date one month from the date of this Amendment, except in connection with the termination of his employment for Cause;

(b)	a reduction by the Company of the Executive’s Base Salary except to the extent that the annual base salaries of all other executive officers of the Company are similarly reduced or any change in the basis upon which the Executive’s annual compensation is determined or paid if the change is or will be adverse to the Executive except that an award of any annual performance bonuses (including the Bonus) by the Company’s Compensation Committee (and approved by the Board) are discretionary and in no instance shall be considered adverse to Executive if such performance bonus is reduced from a prior year or if an annual performance bonus is not paid;

(c)	a Change in Control (as defined below) of the Company occurs; or

(d)	any breach by the Company of any material provision of this Agreement.

A “Change in Control” is defined as:

(a)	a dissolution, liquidation or sale of all or substantially all of the assets of the Company;

(b)	a merger or consolidation in which the Company is not the surviving corporation;

(c)	a reverse merger in which the Company is the surviving corporation but the shares of the Company’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

(d)	the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or any affiliate of the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors.

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EXHIBIT E

[Amendment to Rozon Employment Agreement]

AMENDMENT NO. 1 TO EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment No. 1 to Executive Employment Agreement, is made as of May __, 2015 (this “Amendment”), by and among Gran Tierra Energy Inc., a Nevada corporation (“Gran Tierra”), Gran Tierra Energy Canada ULC, an Alberta corporation (“GTE ULC”) (Gran Tierra and GTE ULC are collectively referred to herein as the “Company”) and James Rozon, a citizen of Canada with a residence in City of Calgary in the Province of Alberta (the “Executive”). The Company and Executive are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H :

Whereas, the Parties are party to an Executive Employment Agreement, dated as of May 3, 2012 (the “Employment Agreement”);

Whereas, the Parties now desire to amend the Employment Agreement as set forth herein; and

Whereas, pursuant to Article 11 of the Employment Agreement, the Employment Agreement may be amended by execution of an instrument in writing signed by the Parties.

Now Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows (capitalized terms used but not defined herein shall have the meaning set forth in the Employment Agreement):

1.	Amendment of Article 1, Section 1.3. Article 1—Duties and Responsibilities—Reassignment, of the Employment Agreement is hereby amended to add to the end of such section the following sentence:

The foregoing notwithstanding, the Company shall be entitled to change the Executive’s duties and responsibilities within the first month following the date of this Amendment without breach of this Agreement; provided, however, that the right of the Company to so change the Executive’s duties and responsibilities shall not prevent the Executive from being able to terminate his employment with the Company for Good Reason.

2.	Amendment of Article 2. Article 2—Base Salary, of the Employment Agreement is hereby amended by amending and restating the first sentence thereto to read in its entirety as follows:

The Executive will be paid an annual salary in the amount to be determined by the Board or the Compensation Committee thereof, in an amount not less than the Executive’s base salary in effect immediately prior to the entering into of this Amendment, in Canadian currency, subject to applicable statutory deductions (the “Base Salary”).

3.	Amendment of Article 3. Article 3—Bonus, of the Employment Agreement is hereby amended and restated to read in its entirety as follows:

ARTICLE 3

BONUSES AND EQUITY AWARDS

3.1 Bonus Eligibility

The Executive shall be eligible to receive an annual bonus payment in addition to Base Salary and other compensation for each year of the Executive’s employment (the “Bonus”) as determined by the Company from time to time, the annual bonus target of which shall not be less than the Executive’s annual bonus target on the date of this Amendment.

3.2 Bonus Payment

The Bonus shall be payable within sixty (60) days of the end of the fiscal year, and will be based upon the Executive’s performance during the preceding year.

3.3 Vesting of Equity Awards

The vesting of all stock options and restricted stock units held by the Executive to acquire common stock of Gran Tierra then outstanding shall accelerate in full on the earlier to occur, if any, of (A) the date one year from the date of this Amendment, provided the Executive has been in continuous employment with the Company through such date, (B) the date the Company terminates the Executive’s employment with the Company, or (C) the date the Executive terminates his employment with the Company for Good Reason (as defined in Schedule A hereto).

3.4  Post-termination Exercise Periods of Equity Awards

Subject to approval of the Toronto Stock Exchange, upon termination of the Executive’s employment with the Company, the post-termination exercise period of all stock options held by the Executive to acquire common stock of Gran Tierra shall be the earlier of (i) one year from the date of termination of the Executive’s Continuous Service (which term shall have the meaning ascribed to it in the 2007 Gran Tierra Energy Equity Incentive Plan), and (ii) the original expiration date of the term of the stock option being exercised. The Company shall in good faith use commercially reasonable efforts to obtain such approval from the Toronto Stock Exchange as soon as reasonably practicable following the execution of this Amendment.

4.	Amendment of Article 8. Article 8—Termination of Employment, is hereby amended and restated to read in its entirety as follows:

ARTICLE 8

TERMINATION OF EMPLOYMENT

8.1 Termination of Employment

This Agreement and the Executive’s employment with the Company may be terminated, by the Company with or without cause and without the Company being obligated to provide the Executive with advance notice of termination or pay in lieu of such notice, by the Executive, for any reason or for no reason, without the Executive being obligated to provide the Company with advance notice of termination, whether under contract, statute, common law or otherwise. Upon termination of the Executive’s employment with the Company, whether by the Company, by the Executive (including, without limitation, termination for Good Reason) or by death or permanent disability of the Executive, the Company shall provide the Executive a separation package (the “Separation Package”) equal to the greater of (A) 1.5 times Base Salary and Bonus paid and payable to the Executive during the twelve (12) month period prior to such termination, and (B) CDN$726,750. The Severance Package is in addition to the benefits provided to the Executive in Article 3. The Separation Package shall be payable in a lump sum within thirty (30) days of termination.

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5.	Miscellaneous.

a.	Except as specifically provided for in this Amendment, the terms of the Employment Agreement shall be unmodified and shall remain in full force and effect. In the event that any provision of this Amendment and the Agreement conflict, the provision of this Amendment shall govern.

b.	This Amendment will be effective upon the execution by the Parties.

c.	This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Parties have executed this Amendment as of the last date set forth below, with an effective date as of May __, 2015.

GRAN TIERRA ENERGY INC., a Nevada corporation
James Rozon
By:
	Name:	Date:
Title:

Date:

GRAN TIERRA ENERGY CANADA ULC, an Alberta corporation

By:
Name:
Title:

Date:

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Schedule A – Definitions

“Cause” is defined as any of the following:

(a)	participation in a fraud or dishonesty against the Company;

(b)	participation in an act of dishonesty against the Company intended to result in your personal enrichment;

(c)	the intentional making by the Executive or any member of the Executive’s family of any material personal profit at the expense of the Company without the prior written consent of the Company;

(d)	willful material breach by the Executive of a provision of this Agreement or of the Company Policies (as defined in Article 17);

(e)	intentional significant damage to the Company’s property by the Executive;

(f)	conduct by you that, in the good faith and reasonable determination of the Board, demonstrates gross unfitness to serve provided that in such event, the Company shall provide notice to you describing the nature of the gross unfitness and you shall thereafter have ten (10) days to cure such gross unfitness if such gross unfitness is capable of being cured.

The Company may not terminate your employment for Cause unless and until you receive a copy of a resolution duly adopted by the affirmative vote of at least a majority of the Board finding that in the good faith opinion of the Board that “Cause” exists and specifying the particulars thereof in reasonable detail.

“Good Reason” is defined as the occurrence of any of the following without the Executive’s express written consent:

(a)	an adverse change in the Executive’s position, titles, duties or responsibilities (including new, additional or changed formal or informal reporting responsibilities) or any failure to re-elect or re-appoint him to any such positions, titles, duties or offices, in each case as in effect as of the date one month from the date of this Amendment, except in connection with the termination of his employment for Cause;

(b)	a reduction by the Company of the Executive’s Base Salary except to the extent that the annual base salaries of all other executive officers of the Company are similarly reduced or any change in the basis upon which the Executive’s annual compensation is determined or paid if the change is or will be adverse to the Executive except that an award of any annual performance bonuses (including the Bonus) by the Company’s Compensation Committee (and approved by the Board) are discretionary and in no instance shall be considered adverse to Executive if such performance bonus is reduced from a prior year or if an annual performance bonus is not paid;

(c)	a Change in Control (as defined below) of the Company occurs; or

(d)	any breach by the Company of any material provision of this Agreement.

 A “Change in Control” is defined as:

(a)	a dissolution, liquidation or sale of all or substantially all of the assets of the Company;

(b)	a merger or consolidation in which the Company is not the surviving corporation;

(c)	a reverse merger in which the Company is the surviving corporation but the shares of the Company’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

(d)	the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or any affiliate of the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors.

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EXHIBIT F

[Press Release]

GRAN TIERRA AND WEST FACE CAPITAL ANNOUNCE AGREEMENT

Gran Tierra Announces Expanded Board of Directors and Nominees for
2015 Annual Meeting of Stockholders

Gary Guidry Appointed President and Chief Executive Officer

CALGARY and TORONTO, May 8, 2015 - Gran Tierra Energy Inc. (Gran Tierra or the Company) (NYSE MKT: GTE, TSX: GTE), a company focused on oil exploration and production in South America, and West Face Capital Inc. (West Face) today announced that they have reached an agreement related to Gran Tierra’s 2015 Annual Meeting of Stockholders, which will be held on June 24, 2015. West Face owns approximately 9.8% of the Company’s outstanding common shares.

Under the terms of the agreement, the Gran Tierra Board of Directors will be expanded from six to eight directors, with West Face nominees immediately filling two vacant positions and two newly created ones. The West Face nominees are: Peter Dey, Robert B. Hodgins, Ronald Royal and David P. Smith. Additional West Face nominees Gary S. Guidry and Brooke Wade, continuing director J. Scott Price and a mutually agreed upon eighth director will complete the eight-member board to be nominated in the Company’s proxy materials for election at Gran Tierra’s 2015 Annual Meeting.

In addition, Mr. Guidry has been appointed President and Chief Executive Officer of Gran Tierra, effective immediately. Jeffrey Scott, previously Gran Tierra’s Executive Chair of the Board, will serve as Chairman until the 2015 Annual Meeting. Duncan Nightingale, Gran Tierra’s interim President and Chief Executive Officer, and its Chief Operating Officer until February 2015, will continue with the Company as Executive Vice President.

In connection with the agreement, West Face, among other things, has agreed to vote all of its Gran Tierra common shares in favor of each of the Company’s director nominees at the 2015 Annual Meeting.

Mr. Scott said, “The Board of Directors has acted in the best interest of the Company and its stockholders since its founding over ten years ago. Our Board has supported Gran Tierra’s growth and achievements, including the Costayaco and Moqueta discoveries as well as the Solana merger in 2008. The Board’s commitment to our stockholders also drove the changes made earlier this year to Gran Tierra’s leadership, strategy and cost structure, and our decision to engage with West Face. I am proud of what we have accomplished, and with Gary Guidry as CEO and a Board that benefits from both continuity as well as new perspectives, I believe Gran Tierra is well positioned for the next phase of its journey.”

Mr. Guidry said, “I look forward to working with the team at Gran Tierra. Its platform in Colombia is well positioned for growth and value creation.”

“We commend Gran Tierra’s Board for quickly working on a resolution in the best interests of all stockholders,” said Thomas Dea, Partner at West Face. “As the Company’s largest stockholder, we believe Gran Tierra has great potential.”

“We extend our appreciation to Gran Tierra’s retiring directors, Jeff Scott, Gerry Macey and Nick Kirton, whose dedication and counsel helped navigate the Company through the dynamic opportunities and challenges of this industry,” said Mr. Price. “We also appreciate the input we have received from our stockholders and look forward to building value on their behalf.”

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The complete agreement between Gran Tierra and West Face will be filed on a Form 8-K with the Securities and Exchange Commission (the “SEC”) and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Gran Tierra will file its definitive proxy statement for the 2015 Annual Meeting in due course.

About the 2015 Director Nominees

Gary S. Guidry is a professional engineer and has more than 35 years of experience developing and maximizing assets in the international oil and gas industry. Mr. Guidry has direct experience managing large, international projects, including assets in Latin America, Africa, the Middle-East and Asia. Most recently Mr. Guidry was the President and CEO of Caracal Energy, a London Stock Exchange listed Company with operations in Chad, Africa. He held that position from mid-2011 until the Company was acquired by Glencore plc for $1.8 billion in mid-2014. In 2014, Mr. Guidry was awarded the Oil Council Executive of the Year award for his leadership role with Caracal. Prior to Caracal, Mr. Guidry was the President and CEO of Orion Oil and Gas (TSX listed), which operated in western Canada from mid-2009 until mid-2011 when it was sold. From May 2005 until December 2008, he was the President and CEO of Tanganyika Oil Company (TSX listed) which operated in Syria and Egypt. Prior to Tanganyika, Mr. Guidry was CEO of Calpine Natural Gas Trust. Mr. Guidry is an Alberta-registered Professional Engineer and a member of APEGA. He received a Bachelor of Science in Petroleum Engineering from Texas A&M University in 1980.

Peter Dey is Chairman of Paradigm Capital Inc., an investment dealer. He is a director of GoldCorp Inc. and Granite REIT Inc. Formerly, Mr. Dey was Chairman of the Ontario Securities Commission, Chairman of Morgan Stanley Canada, Senior Partner with Osler, Hoskin & Harcourt LLP, Chairman of the Toronto Stock Exchange Committee on Corporate Governance, and a director of Caracal Energy Inc.

Robert B. Hodgins currently sits on the Boards of AltaGas Ltd., Enerplus Corporation, MEG Energy Corp., StonePoint Energy Inc., and Kicking Horse Energy Inc. He is the former CFO of Pengrowth Energy Trust, VP and Treasurer of Canadian Pacific Limited, CFO of TransCanada Pipelines, and is the former Chairman of Caracal Energy Inc.

J. Scott Price has 30 years of diverse global oil and gas experience including extensive experience in South America. Most recently he was the President and CEO of Solana Resources Limited prior to its combination with Gran Tierra in November, 2008. He has been a founder, director, and /or officer of a number of internationally focused public and private companies including Aventura Energy Inc., and Ocelot International Inc. Mr. Price holds a Bachelor of Science degree in Chemical Engineering and a Masters of Business Administration both from the University of Calgary.

Ronald Royal is a private businessman and serves on the Boards of Valeura Energy Inc. and Oando Energy Resources Inc. Mr. Royal is a professional engineer with more than 35 years of experience with Imperial Oil and ExxonMobil’s international, upstream affiliates. Prior to his retirement in 2007, he was President and General Manager of Esso Exploration and Production Chad Inc. He is a former director of Caracal Energy Inc.

David P. Smith is Chairman of the Board of Superior Plus Corporation. He is a former Managing Partner of Enterprise Capital Management Inc., an investment manager, and is a former investment banker and energy research analyst.

Brooke Wade is currently the President of Wade Capital Corporation, a private investment company, and sits on the Boards of Novinium Inc., and IAC Acoustics Limited. He is the former Co-founder, Chairman and CEO of Acetex Corporation, founding President and CEO of Methanex Corporation, and is a former director of Caracal Energy Inc.

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About Gran Tierra Energy Inc.

Gran Tierra is an international oil and gas exploration and production company, headquartered in Calgary, Canada, incorporated in the United States, trading on the NYSE MKT (GTE) and the Toronto Stock Exchange (GTE), and operating in South America. Gran Tierra holds interests in producing and prospective properties in Colombia, Peru, and Brazil. Gran Tierra has a strategy that focuses on establishing a portfolio of producing properties, plus production enhancement and exploration opportunities to provide a base for future growth.

Gran Tierra’s SEC filings are available on a web site maintained by the SEC at http://www.sec.gov and on SEDAR at http://www.sedar.com.

About West Face Capital Inc.

West Face Capital Inc. is one of Canada’s leading alternative investment managers. West Face has a seasoned multi-disciplinary investment team, proprietary origination channels, deep sector expertise and the ability to act on investment targets in domestic and international markets.

Important Additional Information and Where to Find It

Gran Tierra Energy Inc. intends to file with the SEC and expects to mail to stockholders a proxy statement relating to the Gran Tierra 2015 Annual Meeting of Stockholders. Stockholders are urged to read the proxy statement and any related documents when they become available as they contain important information. Stockholders may obtain free copies of these documents and other documents filed with the SEC by Gran Tierra at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from the Investor Relations page of Gran Tierra’s website at www.grantierra.com. Copies may also be obtained free of charge by contacting Gran Tierra Investor Relations by mail at Gran Tierra Energy Inc., Investor Relations, 200, 150 13th Avenue S.W., Calgary, Alberta, Canada T2R 0V2. The Gran Tierra directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from stockholders. Information regarding the names and special interests of these directors and executive officers in proxy solicitation will be included in the proxy statement described above.

Contact Information:

Gran Tierra Contacts:

Jeffrey Scott - Chairman of the Board

403-265-3221

Gary Guidry – President and Chief Executive Officer

403 616 9101

info@grantierra.com

West Face Contact:

Lute & Company

John Lute

416-929-5883 Ext. 222

jlute@luteco.com

EXHIBIT G

[Form of Indemnity Agreement]

AMENDMENT NO. 1 TO INDEMNITY AGREEMENT

This Amendment No. 1 to Indemnity Agreement, is made as of May [__], 2015 (this “Amendment”), by and among Gran Tierra Energy Inc., a Nevada corporation (the “Company”), and [__] (“Indemnitee”).

Recitals

Whereas, the Company and Indemnitee are party to an Indemnity Agreement, dated as of [__], 20[__] (the “Indemnity Agreement”);

Whereas, the parties now desire to amend the Indemnity Agreement as set forth herein; and

Whereas, pursuant to Section 16 of the Indemnity Agreement, the Indemnity Agreement may be amended by execution of an instrument in writing signed by the parties thereto.

Now Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows (capitalized terms used but not defined herein shall have the meaning set forth in the Indemnity Agreement):

1.	Section 1(b) of the Indemnity Agreement is hereby amended and restated to read in its entirety as follows:

(b)	Expenses. For purposes of this Agreement, the term “expenses” shall be broadly construed and shall include, without limitation, all direct and indirect costs of any type or nature whatsoever (including, without limitation, all attorneys’, witness, or other professional fees and related disbursements, any federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement, and other out-of-pocket costs of whatever nature), actually and reasonably incurred by Indemnitee in connection with the investigation, defense or appeal of a proceeding or establishing or enforcing a right to indemnification under this Agreement, the Code or otherwise, and amounts paid as a result of a judgment or in settlement by or on behalf of Indemnitee, but shall not include any judgments, fines or penalties actually levied against Indemnitee for such individual’s violations of law. The term “expenses” shall also include reasonable compensation for time spent by Indemnitee for which he is not compensated by the Company or any subsidiary or third party: (i) for any period during which Indemnitee is not an agent, in the employment of, or providing services for compensation to, the Company or any subsidiary; and (ii) if the rate of compensation and estimated time involved is approved by the directors of the Company who are not parties to any action with respect to which expenses are incurred, for Indemnitee while an agent of, employed by, or providing services for compensation to, the Company or any subsidiary.

2.	Section 1(c) of the Indemnity Agreement is hereby amended and restated to read in its entirety as follows:

(c)	Proceedings. For purposes of this Agreement, the term “proceeding” shall be broadly construed and shall include, without limitation, any threatened, pending, or completed action, suit, claim, counterclaim, cross claim, mediation, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, and whether formal or informal in any case, in which Indemnitee was, is or will be involved as a party, potential party, non-party witness, or otherwise by reason of: (i) the fact that Indemnitee is or was a director or officer of the Company; (ii) the fact that any action taken by Indemnitee (or a failure to take action by Indemnitee) or of any action (or failure to act) on Indemnitee’s part while acting as director, officer, employee or other agent of the Company; or (iii) the fact that Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and in any such case described above, whether or not serving in any such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses may be provided under this Agreement. If the Indemnitee believes in good faith that a given situation may lead to or culminate in the institution of a proceeding, this shall be considered a proceeding under this paragraph.

3.	Section 3(a) of the Indemnity Agreement is hereby amended and restated to read in its entirety as follows:

(a)	Indemnification in Third Party Proceedings. Subject to Section 10 below, the Company shall indemnify Indemnitee to the fullest extent permitted by the Code, as the same may be amended from time to time (but, only to the extent that such amendment permits Indemnitee to broader indemnification rights than the Code permitted prior to adoption of such amendment), if Indemnitee is a party to or threatened to be made a party to or otherwise involved in any proceeding, for any and all expenses, actually and reasonably incurred by Indemnitee in connection with the investigation, defense, settlement, judgment or appeal of such proceeding.

4.	Section 3(b) of the Indemnity Agreement is hereby amended and restated to read in its entirety as follows:

(a)	Indemnification in Derivative Actions and Direct Actions by the Company. Subject to Section 10 below, the Company shall indemnify Indemnitee to the fullest extent permitted by the Code, as the same may be amended from time to time (but, only to the extent that such amendment permits Indemnitee to broader indemnification rights than the Code permitted prior to adoption of such amendment), if Indemnitee is a party to or threatened to be made a party to or otherwise involved in any proceeding by or in the right of the Company to procure a judgment in its favor, against any and all expenses actually and reasonably incurred by Indemnitee in connection with the investigation, defense, settlement, judgment or appeal of such proceedings.

5.	Section 5 of the Indemnity Agreement is hereby amended and restated to read in its entirety as follows:

5. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any expenses actually and reasonably incurred by Indemnitee in the investigation, defense, settlement, judgment or appeal of a proceeding, but is precluded by applicable law or the specific terms of this Agreement to indemnification for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

6.	Miscellaneous.

a.	Except as specifically provided for in this Amendment, the terms of the Indemnity Agreement shall be unmodified and shall remain in full force and effect. In the event that any provision of this Amendment and the Indemnity Agreement conflict, the provision of this Amendment shall govern.

b.	This Amendment will be effective upon the execution by the parties.

c.	This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

d.	This Amendment shall be governed exclusively by and construed according to the laws of the State of Nevada, as applied to contracts between Nevada residents entered into and to be performed entirely within Nevada.

In Witness Whereof, the parties hereto have entered into this Amendment effective as of the date first above written.

COMPANY

By:
James Rozon
Chief Financial Officer

INDEMNITEE

[__]

Exhibit K

EXECUTION VERSION

West Face SPV (Cayman) I L.P.

c/o West Face Capital Inc.

2 Bloor Street East, Suite 3000
Toronto, ON N4W 1A8

May 7, 2015

Gran Tierra Energy Inc.
200, 150-13th Avenue S.W.
Calgary, Alberta T2R 0V2

Re: Settlement Agreement

Ladies and Gentlemen:

Reference is made to that certain Agreement (the “Settlement Agreement”), dated as of the date hereof, by and between Gran Tierra Energy Inc., a Nevada corporation (the “Company”) and West Face SPV (Cayman) I L.P., a Cayman Islands exempted limited partnership (“West Face”). Defined terms used but not otherwise defined herein shall have the meanings ascribed to them in the Settlement Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto acknowledge and agree as follows:

1.             Within five (5) days of the date hereof, the Company shall reimburse West Face for fifty percent of all reasonable, documented out of pocket fees and expenses (not to exceed USD$500,000) incurred by West Face and its adviser West Face Capital Inc., including on behalf of the limited partners of West Face, in connection with (a) the submission of a notice of nomination of candidates for election to the Board at the 2015 Annual Meeting and all matters relating thereto, (b) the preparation and filing of solicitation materials and all matters relating thereto, and (c) the matters contemplated by the Settlement Agreement, including the negotiation and preparation of the Settlement Agreement. West Face agrees not to make any additional requests to the Company for reimbursement of its expenses in connection with the matters described above.

2.             Sections 7 (Severability), 8 (Notices), 9 (Applicable Law) and 11 (Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries) of the Settlement Agreement are hereby incorporated into this letter agreement mutatis mutandis.

This letter agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party (including by means of electronic delivery or facsimile).

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this letter agreement to be executed as of the date first above written.

GRAN TIERRA ENERGY INC.

By:	/s/ James Rozon
Name: James Rozon
Title: Chief Financial Officer

WEST FACE SPV (CAYMAN) I L.P., by its adviser West Face Capital Inc.

By:	/s/ Philip Panet
Name: Philip Panet
Title: Secretary, West Face Capital Inc.

[Signature Page to Side Letter Agreement]